FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Material Event

“Asociación Civil por los Consumidores y el Medio Ambiente (ACYMA) vs.

Banco BBVA Argentina - Ordinary proceeding " (File 25.136/2023),

pending before the First Instance Court on Commercial Matters Nro 9 Secretariat Nro. 18 Autonomous City of Buenos Aires.”

Autonomous City of Buenos Aires, November 8th 2024

Securities and Exchange Commission

RE: “Asociación Civil por los Consumidores y el Medio Ambiente (ACYMA) vs. Banco BBVA Argentina - Ordinary proceeding " (File 25.136/2023), pending before the First Instance Court on Commercial Matters Nro 9 Secretariat Nro. 18 Autonomous City of Buenos Aires.”

With due consideration:

We hereby address you in order to inform that Banco BBVA Argentina S.A. (hereinafter “BBVA”) has been notified of a class action filed by the Asociación Civil por los Consumidores y el Medio Ambiente (ACYMA).

The Association, acting on behalf of consumers, claims payment to financial consumers of all amounts corresponding to interest due on repayments made by BBVA, calculated from the date of undue collection and/ or from the date on which it was appropriate to make the discount for promotion, until its effective refund.

It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today.

The Bank is analyzing the content of the lawsuit and defining the course of action, thus considering that even in the hypothetical case of an adverse decision regarding this dispute, such circumstance will not have a significant impact on its assets and activities.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: November 8, 2024	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer